UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On December 17, 2025, we entered into a placement agency agreement (the “Agreement”) with ThinkEquity LLC (the “Placement Agent”), pursuant to which we issued and sold in a best-efforts offering (the “Offering”) (i) 19,250,000 common units, each common unit consisting of one of our common shares and one half of one common warrant to purchase a common share and (ii) 12,750,000 pre-funded units, with each pre-funded unit consisting of a pre-funded warrant and one half of a common warrant. The offering price for each common unit and pre-funded unit (inclusive of the pre-funded warrant exercise price) was $0.30 per unit.

Each whole common warrant included in the units are immediately exercisable and entitle the holder to purchase one common share at an exercise price of $0.375. Each common warrant will expire five years from date of issuance. Each pre-funded warrant included in the pre-funded units entitles the holder to purchase one common share upon the payment of the remaining exercise price of CAD$0.001. The pre-funded warrants may be exercised at any time (subject to the beneficial ownership limitation set out below) until all of the pre-funded warrants are exercised in full. A holder of pre-funded warrants or of common warrants will not have the right to exercise any portion of its pre-funded warrants or common warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of common shares outstanding immediately after giving effect to such exercise.

The Offering closed on December 19, 2025 and generated gross proceeds of approximately $9,600,00 before deducting Placement Agent fees and other Offering expenses payable by us. We intend primarily to use the net proceeds from this Offering for general corporate purposes and working capital, including for inventory management and servicing our floorplan lines of credit, general and administrative expenses and prosecuting patent applications relating to our E-Motion™ electric powertrain technology.

The securities offered and sold in the Offering were registered and sold pursuant to (i) a registration statement on Form F-1 (File No. 333-291955), which was declared effective by the United States Securities and Exchange Commission (the “Commission”) on December 17, 2025, (ii) a registration statement on Form F-1 (File No. 333-292219), which became effective on December 18, 2025, and (iii) the final prospectus filed with the Commission as of December 19, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Agreement, we have agreed that, subject to certain exceptions or prior written consent of the Placement Agent, (i) we will not issue, or enter into any agreement to issue or announce the issuance or proposed issuance of our common shares (or securities deemed equivalent to common shares) for a period of thirty days following the closing of the Offering and that (ii) we will not enter into a variable rate transaction for a period of six months following the closing of the offering. The Agreement contains customary representations, warranties and agreements on our part, indemnification obligations and other obligations of the parties.

In connection with the Offering, we paid the Placement Agent a fee equal to 6.5% of the gross proceeds, and we issued to the Placement Agent and/or its designees warrants to purchase up to 1,600,000 common shares (the “Placement Agent’s Warrants”). The Placement Agent’s Warrants are exercisable commencing December 19, 2025 and expiring December 17, 2030, and have an exercise price of $0.375 per common share.

All common shares and pre-funded warrants described herein have been issued and sold, following satisfaction of closing conditions set forth in the Agreement.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the common units, the pre-funded units, pre-funded warrants, common warrants, Placement Agent’s Warrants and the Agreement are not complete and are qualified in their entirety by references to the full text of the form of such documents which are filed as exhibits hereto.

Other Events.

On December 17, 2025, we issued a press release announcing the pricing of the Offering.

On December 19, 2025, we issued a press release announcing the closing of the Offering.

General

The information contained in this report on Form 6-K of the Company, except for the press releases furnished herewith as Exhibits 99.1 and 99.2 is hereby incorporated by reference into our registration statement on Form F-3 (File No. 333-291917) and our registration statement on Form S-8 (File No. 333-264089).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
1.1	Placement Agency Agreement, dated December 19, 2025 between the Company and ThinkEquity LLC

4.1	Form of Placement Agent’s Warrant (included in Exhibit 1.1)

4.2	Form of Pre-Funded Warrant (included in Exhibit 1.1)

4.3	Form of Common Warrant (included in Exhibit 1.1)

99.1	Press Release, dated December 17, 2025

99.2	Press Release, dated December 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: December 19, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer